Bolt Technology Corporation

Four Duke Place

Norwalk, Connecticut 06854

February 18, 2014

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for Year End June 30, 2013
Filed on September 13, 2013
File No. 001-12075

Dear Mr. Skinner:

We would like to thank the Commission for its review of the Bolt Technology Corporation Form 10-K for the fiscal year ended June 30, 2013, and for providing your comment letter dated February 3, 2014. We have carefully considered the comment set forth in your letter and have responded to it in the enclosed attachment.

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
Exchange Commission	-2-	February 18, 2014

Should you have any further questions and/or require additional information please contact the undersigned. Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Espeso

Joseph Espeso
Chief Financial Officer

Attachment

Attachment
(Page 1)

BOLT TECHNOLOGY CORPORATION

 Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Cash Flows, page F-6

1.	We note that you classified all payments made for the contingent earnout liability related to the acquisition of SeaBotix Inc. as investing activities in the statements of cash flows. Please tell us why you believe classifying the payments solely as investing activities is appropriate, given that the payments represent both the payment of the initial contingent liability recorded and the payment of the subsequent increases in the liability.

The Company classified the contingent earnout payments relating to the acquisition of SeaBotix Inc. (“SBX”) solely as investing activities because we believed all of such payments relate to the total consideration paid to acquire SBX as of January 1, 2011. The contingent earnout payments classified in the investing activities section of the Consolidated Statements of Cash Flows for the Company’s three completed fiscal years in which contingent earnout payments were made are as follows:

Fiscal year ended June 30, 2011	$2,000,000
Fiscal year ended June 30, 2012	$2,500,000
Fiscal year ended June 30, 2013	$2,185,000

Total	$6,685,000

These contingent earnout payments totaling $6,685,000 exceeded the $5,000,000 contingent earnout payment liability accrued at the acquisition date (i.e., “acquisition date fair value” of the contingent earnout liability) by $1,685,000. The Company included such $1,685,000 amount in investing activities since it related to the total cash consideration paid to acquire SBX.

In making the decision to include such $1,685,000 amount in investing activities, we reviewed ASC 805 (Business Combinations) and ASC 230 (Statement of Cash Flows) and noted that there was no explicit guidance as to how the payment of contingent consideration should be presented in the Statements of Cash Flow.

Based on the absence of explicit guidance in the ASCs, we relied on our experience and the exercise of professional judgment to determine the best way to inform the users of the financial statements of the total cash consideration paid to acquire SBX. In our view, inclusion of the $6,685,000 of contingent earnout payments through the end of fiscal year 2013 in the investing activities section of the Consolidated Statements of Cash Flow, together with the information set forth in Note 2 to the Consolidated Financial Statements, provided comprehensive and transparent accounting and disclosure concerning the acquisition of SBX and the contingent earnout payments in accordance with ASC 805.

Attachment
(Page 2)

However, we note your comment in your February 3, 2014 letter makes specific mention that the total of contingent earnout payments through June 30, 2013 exceeded the total amount of the acquisition date fair value of the contingent earnout liability, and that the excess amounts of such payments reflect subsequent increases in the contingent earnout liability. These increases in the liability were accounted for with a charge to the Company’s income statement. The Company acknowledges that ASC 230-10-20 (Statement of Cash Flows/10-Overall/20-Glossary for Operating Activities) indicates that the cash effects of transactions and other events that are included in determining net income are generally classified as operating activities.

In view of your comment and ASC 230-10-20, the Company proposes to:

1. Classify any future contingent earnout payments for the balance of the earnout period ending December 31, 2014 in the operating activities section of the statement of cash flows, since such payments will represent payment of subsequent increases in the contingent earnout liability in excess of the acquisition date fair value of the contingent earnout liability; and

2. Reclassify from investing activities to operating activities the portion of the contingent earnout payments made in fiscal year 2013 that were in excess of the acquisition date fair value of the contingent earnout liability in any future filings by the Company with the Commission containing comparable prior period cash flow statements, as appropriate.